Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000
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Facsimile (212) 455-2502

October 1, 2008
VIA EDGAR

Re:	Alpharma Inc.
Schedule 14D-9
Filed on September 26, 2008
Amendment No. 1 to Schedule 14D-9
Filed on September 29, 2008
File No. 005-35893
Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Dear Ms. Kim:
          On behalf of Alpharma Inc. (“Alpharma” or the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 29, 2008 (the “Comment Letter”), relating to the Schedule 14D-9 of the Company, filed with the Commission on September 26, 2008 (SEC File No. 005-35893) (the “Schedule 14D-9”), as amended by Amendment No. 1 to the Schedule 14D-9 filed on September 29, 2008. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (“Amendment No. 2”) to the Schedule 14D-9.
          We note that the responses set forth below are based solely on information received from the Company’s management. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Schedule 14D-9.
          We are sending via courier two copies of this letter and two copies of Amendment No. 2 to Schedule 14D-9 to each of yourself and Nicholas Panos.
Schedule 14D-9
Reasons for the Recommendation of the Board, Page 17
1.	This section refers to a wide variety of factors considered by the Board in connection with its evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be stated to explain the

Securities and Exchange Commission	October 1, 2008

board’s position. Please revise this section to clarify which of the factors are in fact reasons in support of the Board’s decision to reject the tender offer.

In response to the Staff’s comment, as reflected in Amendment No. 2, the Company has revised the disclosure in the section entitled “Reasons for the Recommendation of the Board” to clarify in the introductory paragraph that each of the enumerated factors were reasons in support of the Board’s decision to recommend that the shareholders of Alpharma reject the tender offer.

2.	Please advise us as to what consideration you gave to including a summary of the opinion of Banc of America Securities and attaching the opinion as an exhibit to the Schedule 14D-9. Refer to Item 1011(b) of Regulation M-A. In addition, please describe the comparable industry transactions and selected pharmaceutical deals to which you refer in your discussions of premiums. Further, please identify the equity research analysts who concur with your valuation of potential synergy value.

Summary of Opinion of Banc of America Securities

Banc of America Securities LLC (“Banc of America Securities”) presented its opinion to the Board that the consideration offered to the shareholders of the Company in the Offer was inadequate, from a financial point of view, to the Company’s shareholders (other than King and its affiliates). In considering whether to include a summary of the opinion in and attaching the opinion as an exhibit to the Schedule 14D-9, the Company took into account (i) that Schedule 14D-9 does not require a summary of financial advisory opinions (compare this to the express requirements of Item 1015 of Regulation M-A) or the filing of such opinion as an exhibit to the Schedule 14D-9 (compare this to the express requirements of Item 1016 of Regulation M-A), (ii) that a summary of a financial advisory opinion is not customarily provided in the context of a solicitation/recommendation such as that in the Schedule 14D-9, and (iii) the other disclosures that are otherwise contained in the Schedule 14D-9.

The Company also considered the requirement of Schedule 14D-9 to provide the reasons for the Board’s recommendation regarding the Offer, for which the opinion of Banc of America Securities was one consideration. The Schedule 14D-9 discloses that Banc of America Securities rendered an opinion to the Board that the consideration offered to the shareholders of the Company in the Offer was inadequate, from a financial point of view, to the Company’s shareholders (other than King and its affiliates). The Company does not believe that the lack of disclosure of the opinion or a summary of the opinion, without more information, is misleading from the perspective of the Company’s shareholders. Opinions of the type rendered by Banc of America Securities reflect the subjective judgment of a professional advisor and, as such, the Company believes that the conclusion of the Banc of America Securities’ opinion rendered to the Board with respect to the consideration offered to the shareholders of the Company in the Offer (other than King and its affiliates) is most relevant to the Company’s shareholders.

Securities and Exchange Commission	October 1, 2008

In addition, in the Company’s view, summarizing the opinion (and its underlying analyses) could impair the Company’s ability to maximize value in the auction sale process of the Company that the Board has determined to pursue. The presentation materials include a discussion of valuation metrics concerning the Company, the identity of potential buyers and other sensitive matters. The Board’s negotiating leverage in exploring with third parties a sale transaction that would maximize value for all shareholders could be adversely affected if summaries of the analysis of Banc of America Securities and/or copies of its presentation materials were to be made public.

In light of the foregoing, and after a review of the Schedule 14D-9 as a whole, the Company believes that it has satisfied its Schedule 14D-9 obligation to furnish material information that may be necessary to make the required statements within the Schedule 14D-9, in light of the circumstances under which they are made, not misleading, and does not believe any additional disclosure is necessary.

Comparable Industry Transactions and Selected Pharmaceutical Deals

We have included in Amendment No. 2 additional disclosure for the seventh bullet of the section entitled “Reasons for the Recommendation of the Board” relating to the number of selected deals and general size of the selected transactions to address the Staff’s comment.

Identification of Equity Research Analysts

The Company respectfully advises the Staff that neither did the Company undertake any valuation of potential synergy value with respect to a potential business combination involving the Company and King, nor does the Schedule 14D-9 state or otherwise imply that the Company has undertaken any such valuation. The eighth bullet under “Reasons for the Recommendation of the Board” in the Schedule 14D-9 indicates that King has publicly stated a range for expected annual synergies created by a proposed combination and notes that certain equity research analysts have concurred with King’s view, which the Company supplementally advises the Staff include the following equity research analysts: (i) Gregg Gilbert of Merrill Lynch (report dated August 22, 2008), (ii) Ian Sanderson of Cowen and Company (report dated September 12, 2008) (iii) James Tumbrink of BMO Capital Markets (report dated August 25, 2008) and (iv) Donald Ellis of Thomas Weisel Partners (report dated August 22, 2008). The Company respectfully advises the Staff that the Board’s position with respect to potential synergies that may be generated through a business combination with King, as reflected in the Schedule 14D-9, is that in the event and to the extent that King is able to realize potential synergies, that King should allocate a portion of such benefits to the Company’s shareholders through an increase in the price of the Offer over $37.00 per Share.
* * * * *

Securities and Exchange Commission	October 1, 2008

          The Company has further advised us that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you should have any questions regarding this letter, please contact me at (212) 455-3442, William R. Dougherty of Simpson Thacher & Bartlett LLP, at (212) 455-7295, or Thomas J. Spellman, Executive Vice President and General Counsel of Alpharma Inc., at (908) 566-4266.

Sincerely,

/s/ Mario A. Ponce

Mario A. Ponce
enclosure

cc:	William R. Dougherty, Esq. Thomas J. Spellman, Esq. Alpharma Inc.